April 18, 2011
VIA FEDERAL EXPRESS
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Re:	Masco Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 18, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2011
Response Letter Dated March 31, 2011
File No. 1-5794
Dear Mr. Hartz:
I am writing in response to your comment letter received by us on April 11, 2011, relating to the above referenced Form 10-K and definitive Proxy Statement.
For your convenience, the text of each comment is stated in full in italicized text, and our response follows each comment.
Form 10-K for the fiscal year ended December 31, 2010
Risk Factors, page 7
1.	We note your response to comment three of our letter dated March 21, 2011. However, your proposed disclosure appears to merely repeat your current disclosure and also inappropriately qualifies your risk factor disclosure. As such, we reissue comment three. In future filings, please removed the limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Response: In future filings we will revise this statement to read as follows: “There are a number of business risks and uncertainties that could affect our business. These risks and uncertainties could cause our actual results to differ from past performance or expected results.”

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 86

2.	We note your response to comment 11 of our letter dated March 21, 2011 appears to only address the first half of comment 11. You state that your business process initiatives “have resulted in modifications to certain internal controls.” To the extent that these modifications in your internal controls over financial reporting have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, please tell us what these modifications are, and revise your disclosure accordingly in future filings. Refer to Item 308(c) of Regulation S-K.

Response: In our Form 10-K we reported two changes in internal control that management concluded materially affected the Company’s internal controls over financial reporting — the Company’s phased deployment of a new Enterprise Resource Planning (“ERP”) system at Masco Contractor Services and the changes to the internal controls at Masco Cabinetry associated with the integration of the Masco Builder Cabinet Group and the Masco Retail Cabinet Group. All other changes to our controls or processes related to the Company’s business process initiatives were operational in nature and did not have a material effect on our internal controls over financial reporting and therefore were not required to be disclosed in accordance with Item 308(c) of Regulations S-K. The ERP implementation at Masco Contractor Services is scheduled to conclude in the third quarter of 2011 and, therefore, is expected to be reported through our Form 10-Q filing for the quarter ending September 30, 2011. The material changes to the internal controls at Masco Cabinetry were completed at December 31, 2010 and will not be reported in future filings.

Following is the revised disclosure we plan to include in our Quarterly Report on Form 10-Q for the period ended March 31, 2011:
During the first quarter of 2011, we continued a phased deployment of a new Enterprise Resource Planning (“ERP”) system at several branches of Masco Contractor Services, one of the Company’s larger business units. As a result, financial and operating transactions in those branches now utilize the automated functionality relative to revenue recognition and inventory management. This new system represents a process improvement initiative and is not in response to any identified deficiency or weakness in the Company’s internal control over financial reporting. The system implementation is designed, in part, to enhance the overall system of internal control over financial reporting through further automation of various business processes.
There were no other changes in our internal control over financial reporting that occurred during the first quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Summary of Compensation Decisions for 2010, page 15

Base Salary, page 15

3.	We note the disclosure that the committee adjusted base salaries by analyzing the peer group data. With a view toward future disclosure, please tell us how this data was used to adjust base salaries, such as targeting specific percentiles. Please also clarify whether the committee utilized any other factors in setting base salary, such as individual performance.

Response: We do not have a formal policy of setting target compensation levels at a specific percentile of market compensation. When our Organization and Compensation Committee (the “Committee”) considers the competiveness of the total compensation packages of our executive group (which includes our named executive officers and our other top executives), it considers information regarding the median and other compensation levels of our peer group and of companies with annual revenue similar to ours, as published by Aon Hewitt. The Committee also considers each executive’s individual performance and the Company’s overall performance, and uses its judgment and discretion in making the decision whether to adjust each executive’s base salary. In deciding to increase base salaries in 2010 for our executive group, the Committee considered the individual performance of each executive, and the fact that the base salaries of our executive group had generally not been increased since 2007, and had fallen below the median and, in some cases, below the bottom quartile, of our peer group.

4.	We note your statement that Mr. Wadhams’ current salary approximates the bottom quartile of market compensation for his position. With a view toward future disclosure, please show us similar disclosure for your other named executive officers.

Response: After adjusting Mr. Sznewajs’ base salary in 2010 from $475,000 to $530,000, it is now above the bottom quartile, but below the median, for Chief Financial Officers in our peer group. Mr. Sznewajs’ base salary now approximates the 37th percentile of the market when compared to other CFO’s in our peer group.

After adjusting Mr. DeMarie’s base salary in 2010 from $750,000 to $815,000, it is now above the median, but below the top quartile, for Chief Operating Officers in our peer group. Mr. DeMarie’s base salary now approximates the 64th percentile of the market when compared to other COO’s in our peer group.

After adjusting Mr. Greenwood’s base salary in 2010 from $285,000 to $330,000, it now approximates the bottom quartile for the Senior Human Resources executive in Aon

Hewitt’s published survey data for companies with annual revenue similar to ours. The Committee considered this published survey data since only two of our peers reported compensation data for its Senior Human Resources executive.

After adjusting Mr. Anderson’s base salary in 2010 from $380,000 to $390,000, it now approximates the top quartile for the top corporate Controller in Aon Hewitt’s published survey data for companies with annual revenue similar to ours. The Committee considered this published survey data since only two of our peers reported compensation data for this position.

5.	You disclose the base salary for each of your named executive officers but only the percentage increase for Mr. Anderson. In future filings, please disclose Mr. Anderson’s base salary as well.

Response: In future filings, we will disclose the base salary for each of our named executive officers, including Mr. Anderson.
Performance-Based Cash Bonus and Restricted Stock Opportunities, page 15
6.	We note your statement on page 16 that opportunity targets are based on the committee’s review of your peer companies and executive compensation survey data. We further note on page 17 that you grant stock options with a view to making target total compensation competitive with the median target compensation for similarly situated executives in your peer group. With a view toward future disclosure, please tell us where the opportunity targets for your named executive officers fell relative to your peer group. Additionally, please tell us how cash bonuses and total compensation actually paid to your named executive officers compare to your peer group.

Response: As described in our response to Comment 3, in setting compensation and incentive compensation opportunity targets for 2010, the Committee reviewed compensation data for our peer group and data published by Aon Hewitt for companies with annual revenue similar to ours to determine if our executive incentive opportunities are competitive in the aggregate. The data considered by the Committee included base salary, annual cash bonus, long-term equity incentive compensation and the sum of these components, which is generally referred to as “total direct compensation.”

The performance-based cash bonus opportunity target for each of our named executive officers in 2010 is set forth below, as well as how that target compared to our peer group (or, in the case of Messrs. Greenwood and Anderson, to companies with annual revenue similar to ours):

	2010 Performance-Based	Comparison to
	Cash Bonus Opportunity	Executives in
Name	Target	Comparable Position
Timothy Wadhams	150%	Median
John G. Sznewajs	75%	Bottom quartile
Donald J. DeMarie, Jr.	100%	Median
William T. Anderson	65%	Top quartile
Charles F. Greenwood	65%	Median
As described on pages 15-17 of our proxy statement, our named executive officers are provided with the opportunity to earn a performance-based cash bonus each year if the Company meets previously-established performance goals established by the Committee. The cash bonus actually paid to our named executive officers is calculated based on achievement of those previously-established performance goals. The performance-based cash bonus actually paid to each of our named executive officers in 2010 is set forth below, as well as how that performance-based cash bonus compared to our peer group (or, in the case of Messrs. Greenwood and Anderson, to companies with annual revenue similar to ours):

		Comparison to
	2010 Performance-Based	Executives in
Name	Cash Bonus Paid	Comparable Position
Timothy Wadhams	$900,000	Bottom quartile
John G. Sznewajs	$238,500	Bottom quartile
Donald J. DeMarie, Jr.	$489,000	Bottom quartile
William T. Anderson	$152,100	Median
Charles F. Greenwood	$128,700	Bottom quartile
The total direct compensation paid to each of our named executive officers in 2010 (as reported in our supplemental compensation table on page 18 of our proxy statement, but excluding “All Other Compensation”) is set forth below, as well as how that total direct compensation compared to our peer group (or, in the case of Messrs. Greenwood and Anderson, to companies with annual revenue similar to ours):

		Comparison to
	2010 Total Direct	Executives in
Name	Compensation Paid	Comparable Position
Timothy Wadhams	$6,912,333	Bottom quartile
John G. Sznewajs	$1,733,125	Bottom quartile
Donald J. DeMarie, Jr.	$3,755,055	Bottom quartile
William T. Anderson	$1,048,722	Top quartile
Charles F. Greenwood	$887,609	Bottom quartile

Stock Ownership Requirement, page 21
7.	With a view toward future disclosure, please tell us whether the board has established stock ownership guidelines for directors and, if so, the current status of compliance.

Response: The Board has not established stock ownership guidelines that require Directors to own a particular number of shares of our common stock. As described in the second paragraph under “Compensation of Directors” on page 9 of our proxy statement, the Board has established stock ownership guidelines for non-employee Directors that require those Directors to retain at least 50% of the shares of restricted stock they receive until their termination from service as a Director.
In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313-792-6044.
Sincerely,
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer